UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

__________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Amendment No. 1

Midway Games, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

598-148-104
(CUSIP Number)

Peter Kolevzon, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
(212) 715-9100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 11, 2009
(Date of Event Which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:   ☐

(Continued on following pages)
(Page 1 of 7 Pages)

CUSIP No. 598-148-104	13D	Page 2 of 7 Pages
1		NAMES OF REPORTING PERSONS Acquisition Holdings Subsidiary I, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) See Item 2
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14		TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 598-148-104	13D	Page 3 of 7 Pages
1		NAMES OF REPORTING PERSONS MT Acquisition Holdings LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) See Item 2
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14		TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 598-148-104	13D	Page 4 of 7 Pages
1		NAMES OF REPORTING PERSONS Mark Thomas
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) See Item 2
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14		TYPE OF REPORTING PERSON (see instructions) IN

SCHEDULE 13D

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D previously filed with the Securities and Exchange Commission (the “SEC”) on November 28, 2008 (the “Schedule 13D”, and together with the Amendment, the “Statement”)) by Acquisition Holdings Subsidiary I, LLC (“Acquisition Holdings”), MT Acquisition Holdings LLC (“MT Acquisition”) and Mark Thomas (“Mr. Thomas”, and collectively with Acquisition Holdings and MT Acquisition, the “Reporting Persons”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Midway Games, Inc., a Delaware corporation (the “Issuer”) as follows:

Item 4.   Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

On July 11, 2009, pursuant to a Settlement Agreement (described in further detail in Item 6), the Reporting Persons granted the Committee (as defined below), on behalf of the Estates (as defined below) and their general unsecured creditors, an irrevocable proxy to vote and dispose of the 80,339,266 shares of Common Stock beneficially owned by the Reporting Persons (the “Shares”) on the terms and conditions set forth in the Settlement Agreement.

Except as disclosed in this Statement, the Reporting Persons have no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)-(b)    As of the date hereof, the Reporting Persons do not beneficially own, or have power to vote or dispose of, any shares of Common Stock.

                (c)           On July 11, 2009, pursuant to a Settlement Agreement (described in further detail in Item 6), the Reporting Persons granted the Committee, on behalf of the Estates and their general unsecured creditors, an irrevocable proxy to vote and dispose of the Shares.  Except for the disposition of the Shares effected by the Settlement Agreement, none of the Reporting Persons identified in Item 2 have effected any other transactions in the Common Stock during the past 60 days.

(d)          Not applicable.

(e)          On July 11, 2009, the Reporting Persons ceased to be the beneficial owner of more than 5.0% of the Common Stock.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following:

Settlement Agreement

On June 3, 2009, the Reporting Persons entered into a Settlement Agreement with the Official Committee of Unsecured Creditors (the “Committee”) of the chapter 11 bankruptcy estates (the “Estates”) of the Issuer, Midway Home Entertainment Inc., Midway Amusement Games, LLC, Midway Interactive Inc., Surreal Software Inc., Midway Studios – Austin Inc., Midway Studios – Los Angeles Inc., Midway Games West Inc., Midway Home Studios Inc. and Midway Sales Company, LLC (the “Settlement Agreement”), pursuant to which the Reporting Persons agreed to grant the Committee, on behalf of the Estates and their general unsecured creditors, an irrevocable proxy to vote the Shares (the “Proxy”).  The ultimate disposition of the securities will be determined by the Committee, on behalf of the Estates and their general unsecured creditors.   The Settlement Agreement, including the Proxy, became effective and binding on July 11, 2009, the date that the order approving the Settlement Agreement became a final order.  Under the Settlement Agreement, the Committee acknowledged a first priority secured claim of Acquisition Holdings in the amount of $5 million against the Estates, and the Committee and the Reporting Persons exchanged mutual releases and other consideration, as more fully described in the Settlement Agreement.

The foregoing summary of the terms of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement, a copy of which is included as Exhibit 99.2 to this Statement and is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.

99.1    Agreement of joint filing pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended.

99.2    Settlement Agreement.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  July 13, 2009

                                       ACQUISITION HOLDINGS SUBSIDIARY I, LLC

                                       By:  MT Acquisition Holdings LLC

                                       By: /s/ MarkThomas
                                       Name: Mark Thomas
                                       Title:   President

                                       MT ACQUISITION HOLDINGS LLC

                                            By: /s/ Mark Thomas
                                            Name: Mark Thomas
                                            Title:   Sole Member

                                            By: /s/ Mark Thomas
                                            Name: Mark Thomas, as an individual